SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

American Independence Corp.

(Name of Subject Company (Issuer))

Independence Holding Company

(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

026760405

(CUSIP Number of Class of Securities)

Adam C. Vandervoort
Corporate Vice President, General Counsel and Secretary

Independence Holding Company

c/o The IHC Group
485 Madison Avenue, 14th Floor

New York, New York 10022
(212) 355-4141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560

(213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,626,400.00	$1,040.24

* Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by multiplying $10.00 (the tender offer price) by 762,640, the estimated maximum number of shares of common stock, par value $0.01, of American Independence Corp. to be acquired in the tender offer.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the offer by Independence Holding Company, a Delaware corporation (the “Purchaser”), to purchase up to 762,640 of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American Independence Corp., a Delaware corporation (“AMIC”), at a price of $10.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as exhibits (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

The name of the subject company is American Independence Corp., a Delaware corporation, and the address of its principal executive office is 485 Madison Avenue, 14th Floor, New York, New York 10022. The telephone number of its principal executive office is (212) 355-4141.

As of September 1, 2013, there were 8,072,548 shares of AMIC common stock outstanding. The information set forth under the caption “The Offer” and in Section 6 - “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

The name of the filing person is Independence Holding Company, a Delaware corporation, and the address of its principal executive office is 96 Cummings Point Road, Stamford, Connecticut 06902. The telephone number of its principal executive office is (203) 358-8000. The information set forth in Section 9 - “Certain Information Concerning the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the “Introduction,” Section 9 - “Certain Information Concerning the Purchaser,” Section 11 - “Background of the Offer; Past Contacts; Negotiations and Transactions,” Section 12 - “Purpose of the Offer; Plans for AMIC; Other Matters” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

The information set forth in the “Introduction,” Section 7 - “Effect of the Offer on the Market for the Shares; The NASDAQ Global Market Listing; Exchange Act Registration; Margin Regulations” and Section 12 - “Purpose of the Offer; Plans for AMIC; Other Matters” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

The information set forth in Section 10 - “Source and Amount of Funds” and Section 16 – “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9 - “Certain Information Concerning the Purchaser” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

The information set forth in Section 11 - “Background of the Offer; Past Contacts; Negotiations and Transactions,” Section 12 - “Purpose of the Offer; Plans for AMIC; Other Matters,” and Section 16 - “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because (i) the consideration offered consists solely of cash; (ii) the Offer is not subject to any financing condition; and (iii) the Purchaser is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11. Additional Information

To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated as of September 4, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(5)(A)	News Release, dated September 4, 2013, announcing the Offer to Purchase.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2013	INDEPENDENCE HOLDING COMPANY

	By:	/s/ Adam C. Vandervoort
	Name:	Adam C. Vandervoort
	Title:	Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated as of September 4, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(5)(A)	News Release, dated September 4, 2013, announcing the Offer to Purchase.

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